March 29, 2007

Via U.S. Mail and Facsimile

James J. Mulva
Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079


RE:		ConocoPhillips
		Form 10-K for the fiscal year ended December 31, 2006
		File No. 1-32395

Dear Mr. Mulva:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

1. We note the disclosure in your Form 10-K for fiscal 2005 that you expected your presence in Syria to end in 2006. We note also that the list of subsidiaries included as Exhibit 21 to your Form 10-K for fiscal 2006 includes Conoco Syria DEZ Gas Ltd. and Conoco Syria Ltd., entities incorporated in Bermuda Please advise us whether you continue to have operations or activities associated with Syria.

2. We note that on page 32 of your 10-K for the fiscal year ended December 31, 2006, you state that LUKOIL has exploratory or other projects under way in a number of countries, including Iran. We also note an article from April 2006 that reports that LUKOIL has invested heavily in a number of countries, including Sudan. Iran and Sudan have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please address for us the potential impact on your reputation and share value of the fact that LUKOIL, a company in which you hold an approximately 20 percent equity stake and have Board representation, appears to have operations associated with Iran and Sudan.

We note in this regard 2004 reports that you were ending your operations in Iran and Syria following a request by the New York
City
Comptroller that you examine your ties with countries that promote terrorism.

Please also address the potential impact of LUKOIL`S contacts with Iran and Sudan upon the value of your approximately 20 percent ownership interest in LUKOIL.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk